LAW OFFICES

SILVER, FREEDMAN & TAFF, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100

WASHINGTON, D.C. 20007

PHONE: (202) 295-4500

FAX: (202) 337-5502

WWW.SFTLAW.COM

November 16, 2011

VIA EDGAR AND COURIER

Michael Clampitt

Senior Staff Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Central Federal Corporation

Registration Statement on Form S-1

File Number 333-177434

Dear Mr. Clampitt:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Central Federal Corporation (the “Registrant”), we have filed today Post-Effective Amendment No. 1 (the “Amendment”) to the Registrant’s Registration Statement on Form S-1 relating to the proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated October 25, (the “Comment Letter”). The Registrant’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter and the Staff’s comments are repeated below for your convenience.

The Amendment is marked to show all revisions to the Registration Statement on Form S-1 filed on September 30, 2011, and subsequently withdrawn and re-filed on October 21, 2011.

General

1.	Revise to add a recent developments section and disclose the September 2011 results of operations and any material changes in financial condition and liquidity.

Michael Clampitt, Senior Staff Attorney

Securities and Exchange Commission

November 16, 2011

The entire Prospectus has been updated to reflect the financial condition and results of operations of CFC and CFBank at and for the period ended September 30, 2011.

2.	Revise to add a Use of Proceeds section to the table of contents and the Prospectus and disclose the amount to be contributed to the bank. In addition, by use of footnotes or narrative, disclose the capital deficiencies at September 30, 2011.

Please see the revised disclosure in the Table of Contents and on pages 36 and 39 in response to this comment.

Prospectus cover page

3.	Noting the second Q&A on page 5 states that all purchasers receive warrants, revise the cover page to so indicate, including the terms, or disclose they are the same terms as the standby purchasers’ warrant terms.

Please see the revised disclosure on the cover page of the Prospectus in response to this comment.

Summary

Regulatory Restrictions, page 9

4.	We note that pursuant to the cease and desist order you were required to submit, no later than June 30, 2011, a written capital and business plan to achieve and maintain capital levels. Please revise your filing to discuss the status of your compliance. To the extent there have been changes to the status of any other actions required to be taken pursuant to the order, please update the prospectus in this regard as well.

Please see the revised disclosure on pages 10-12 of the Prospectus in response to this comment.

Proposed and Existing New Management and Directors, page 13

5.	We note your statement that “upon completion of the stock offering, a new Chief Executive Officer, a new President and five new board members of CFC and CFBank are expected to be appointed.” Please expand your discussion here, and throughout the prospectus where appropriate, to detail the specific arrangements with these individuals. In this regard, we note that it does not appear the company has entered into any formal agreements or arrangements with them.

Michael Clampitt, Senior Staff Attorney

Securities and Exchange Commission

November 16, 2011

Please see the revised disclosure on pages 13 and 42 of the Prospectus in response to this comment.

Business Strategy of Our Proposed and Existing New Management Team

Improve Our Asset Quality

Established a Loan Workout Function, page 14

6.	We note that in July 2010 you engaged a consultant to assist in your asset review and that, as a result, you established a “loan workout function.” Please expand your discussion here, and throughout your prospectus where appropriate, to disclose your plan for loan workouts, including the disposition of nonperforming assets, and the results to date of the implementation of this plan.

Please see the revised disclosure on page 15 of the Prospectus in response to this comment.

The Stock Offering

Standby Purchasers and Standby Purchase Agreements, page 19

7.	You indicate that subject to receipt of approvals by your regulators you have agreed to provide the Standby Purchasers the right to designate five candidates for appointment to the board of directors. With a view towards disclosure, please tell us whether you have received said approval and, if not, when you expect to receive it.

Please see the revised disclosure on page 20 of the Prospectus in response to this comment.

Risk Factors

Risks Related to Our Business, page 22

General

8.	To the extent that the company’s viability is materially dependent upon the successful completion of the sale of at least the minimum amount of common stock, please consider creating a separate risk factor addressing the financial position of the company, and the position of the company from a regulatory compliance standpoint, should it be unable to complete the offering.

Michael Clampitt, Senior Staff Attorney

Securities and Exchange Commission

November 16, 2011

Please see the revised disclosure on page 23 of the Prospectus in response to this comment.

9.	We note that “significant changes” have been made to your management team and that upon completion of the stock offering, a new Chief Executive Officer, a new President and five new board members of CFC and CFBank are expected to be appointed. With a view towards disclosure, please tell us whether any formal arrangements have been made with your proposed Chief Executive Officer, new President and five new board members and, if not, whether you considered including a risk factor to the effect that they may not ultimately assume the proposed positions.

Please see the revised disclosure on pages 13 and 42 of the Prospectus in response to comment 5 and this comment. In addition, please be advised supplementally that the proposed new board and management members have invested considerable time, effort and personal funds to pursue this investment opportunity and employ counsel to assist them in negotiating the standby purchase agreements and prepare the required regulatory filings. Based on conversations between CFC and the standby purchasers, CFC has been advised that the only reason the standby purchasers would not assume the positions they have agreed to assume is if they do not receive the required regulatory approvals or the offering is not completed. These contingencies are clearly disclosed in the Prospectus. As a result, no additional disclosure has been provided in the Prospectus in response to this comment.

The Standby Purchase Agreements

Conditions to Closing by the Standby Purchasers, page 39

10.	The Standby Purchasers’ obligations to complete the purchase of common stock are subject to several conditions. With a view towards disclosure, please advise us of the status of the completion of the following conditions:

•	the approval by the Fed of the holding company or change in control application of the Standby Purchasers who will become directors of CFC;

•	the approval by all required regulators of the sale of CFC’s common stock in the stock offering;

•	the modification by the OCC of the Cease and Desist Order; and

•	the modification by the Fed of the Cease and Desist Order.

Michael Clampitt, Senior Staff Attorney

Securities and Exchange Commission

November 16, 2011

Please see the revised disclosure on pages 20, 41 and 42 of the Prospectus in response to this comment. In addition, please be advised supplementally that no regulatory approval is required for the sale of CFC’s common stock in the offering.

Description of Common Stock and Warrants, page 54

General

11.	Please revise the statement that the description of your common stock and warrants in the prospectus “does not purport to be complete” and is “qualified in its entirety” by the amended and restated certificate of incorporation, second amended and restated bylaws and the form of warrant certificate. The description of securities in the prospectus should be materially complete and you should avoid language suggesting it may not be.

Please see the revised disclosure (deleted language) on page 56 of the Prospectus in response to this comment.

Part II

Information Not Required In Prospectus

Item 13. Other Expenses of Issuance and Distribution, page II-1

12.	We note that you have agreed to pay up to $170,000 to Timothy T. O’Dell on the closing date, subject to the approval of your regulators. Please tell us why you have not included this in your expenses of issuance and distribution table or revise your filing.

Please see the revised disclosure on page 2 of the cover of the Prospectus, and on page II-1 of the Registration Statement in response to this comment.

Closing Comments

In connection with responding to the Comment Letter, the Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Michael Clampitt, Senior Staff Attorney

Securities and Exchange Commission

November 16, 2011

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide requests from the Registrant and from ParaCap Group, LLC for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4507 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

/s/ James S. Fleischer

James S. Fleischer, P.C.

cc:	(Hard copy by messenger)

Michael F. Johnson, SEC Staff Attorney

Ms. Eloise Mackus, CEO